UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: February 7, 2020

(Date of earliest event reported)

RSE ARCHIVE, LLC
(Exact name of issuer as specified in its charter)

Delaware	37-1920898
State of other jurisdiction of incorporation or Organization	(I.R.S. Employer Identification No.)

250 LAFAYETTE STREET, 3rd FLOOR, NEW YORK, NY 10012

(Full mailing address of principal executive offices)

(347) 952-8058
(Issuer’s telephone number, including area code)

www.rallyrd.com
(Issuer’s website)

Series #52MANTLE membership interests; Series #71MAYS membership interests; Series #RLEXPEPSI membership interests; Series #10COBB membership interests; Series #POTTER membership interests; Series #TWOCITIES membership interests;  Series #FROST membership interests;  Series #BIRKINBLEU membership interests;  Series #SMURF membership interests;  Series #70RLEX membership interests;  Series #EINSTEIN membership interests;  Series #HONUS membership interests;  Series #75ALI membership interests;  Series #71ALI membership interests;  Series #APROAK membership interests; Series #88JORDAN

(Securities issued pursuant to Regulation A)

Item 9. Other Events

On February 7, 2020, RSE Archive, LLC, a Delaware limited liability company (the “Company”), sold the Series “Fight of The Century” Contract, that is the Underlying Asset for Series #71ALI, for $40,000 versus the Series #71ALI initial offering price of $31,000. The sale contains no other material terms and conditions.

RSE Markets, Inc. (“RSE Markets”) the manager of the Series #71ALI, has been elected as liquidator and will distribute to members of Series #71ALI all of the remaining assets (which consist only of cash) of Series #71ALI, after making provision for taxes and other liabilities of the Series #71ALI. After making the distribution payment to members for Series #71ALI and making payments related to any outstanding corporate taxes and other liabilities, the manager of Series #71ALI intends to terminate and wind up the Series #71ALI because the Series #71ALI should no longer have any assets or liabilities. At such time, the Series interests will be deemed redeemed and the Series cancelled.

Solely in the case of Series #71ALI, RSE Markets has agreed to pay and not be reimbursed for certain sales taxes related to the sale Series “Fight of The Century” Contract. For the avoidance of doubt, the liquidator has not withheld any distribution for any taxes related to the gain on the sale for any individual members.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RSE ARCHIVE, LLC

By: RSE Markets, Inc., its managing member

Dated: February 7, 2020

By: /s/ Christopher Bruno

Name: Christopher Bruno

Title: President